Exhibit 99.2

Press Release

Sanofi to acquire Vicebio, expanding respiratory vaccines pipeline

Paris, July 22, 2025. Sanofi today announces it has entered into an agreement to acquire Vicebio Ltd (“Vicebio”), a privately held biotechnology company headquartered in London, UK. The acquisition brings an early-stage combination vaccine candidate for respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), both respiratory viruses, and expands the capabilities in vaccine design and development with Vicebio’s ‘Molecular Clamp’ technology.

The vaccine candidate complements Sanofi’s position in the respiratory vaccines space where the company is present in flu and RSV prevention. It allows Sanofi to offer increased physician and patient choice in RSV and hMPV by adding a non-mRNA vaccine to its pipeline.

In addition, the acquisition adds ‘Molecular Clamp’, an innovative technology that stabilizes viral proteins in their native shape, enabling the immune system to recognize and respond to them more effectively. This approach enables quicker development of fully liquid combination vaccines that can be stored at standard refrigeration temperatures (2–8°C), eliminating the need for freezing or freeze-drying, thereby simplifying manufacturing and distribution. Furthermore, fully liquid vaccines can be made available in prefilled syringes, enhancing ease of use, safety, and operational efficiency across healthcare settings.

“Vicebio’s ‘Molecular Clamp’ technology introduces a purposefully simple but thoughtful approach to further improve vaccine designs at a time when respiratory viral infections continue to impact millions globally”, said Jean-François Toussaint, Global Head of Research and Development Vaccines at Sanofi. “This acquisition furthers Sanofi’s dedication to vaccine innovation with the potential to develop next-generation combination vaccines that could provide protection to older adults against multiple respiratory viruses with a single immunization.”

“We are excited to join Sanofi”, said Emmanuel Hanon, Chief Executive Officer at Vicebio. “Their global scale and deep expertise in vaccine development provide the ideal environment to fully realize the potential of our innovative technology. As part of the Sanofi team, we look forward to advancing our platform and pipeline to deliver meaningful benefits for patients and public health.”

Vicebio’s pipeline includes VXB-241, a bivalent vaccine candidate targeting RSV and hMPV, currently in an exploratory phase 1 study in older adults, and VXB-251, a preclinical trivalent vaccine candidate targeting RSV, hMPV and parainfluenza virus Type 3 (PIV3). RSV, HMPV and PIV3 are leading causes of lower respiratory tract infections such as pneumonia. While often causing overlapping symptoms such as cough, fever, and respiratory distress, these viruses are antigenically distinct, frequently co-circulating and contributing to seasonal surges in respiratory illness that can lead to older adult frailty, hospitalization and, in some cases, death.

Financial considerations

Under the terms of the agreement, Sanofi would acquire all of Vicebio’s share capital for a total upfront payment of $1.15 billion, with potential milestone payments of up to $450 million based on development and regulatory achievements. The transaction is expected to close in Q4 2025, subject to customary closing conditions, including receipt of regulatory approvals. The acquisition will not have a significant impact on Sanofi’s financial guidance for 2025.

1/2

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About Vicebio

Vicebio is focused on developing next-generation respiratory virus vaccines using the Molecular Clamp Technology. The company was founded with investment from Medicxi and acquired the rights to the Molecular Clamp technology through a license from UniQuest, the commercialization arm of The University of Queensland, Australia. This proprietary technology was developed by Prof. Paul Young, Prof. Daniel Watterson, and Prof. Keith Chappell at UQ. For more information, please visit: https://www.vicebio.com/

Sanofi Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Sanofi Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

2/2